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W. LAKE TAYLOR, JR.
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EMAIL: tlake@hunton.com

May 9, 2006	FILE NO: 24705.010101

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Ms. Tangela Richter

  Branch Chief

  Division of Corporation Finance

Massey Energy Company

Registration Statement on Form S-4

Amendment No. 2 filed April 19, 2006

Registration No. 333-131415

Dear Ms. Richter:

As counsel to Massey Energy Company, a Delaware corporation (the “Company”), and in response to our telephone conversation on May 4, 2006 with Ms. Carmen Moncada-Terry regarding Amendment No. 2 to the Company’s Registration Statement on Form S-4 (Registration No. 333-131415) (the “Registration Statement”), we are transmitting supplementally herewith as Exhibit A hereto proposed changes to the section entitled “Material United States Federal Income Tax Consequences” on page 67 of the Registration Statement. The proposed changes are marked in bold and are underlined. The Company proposes to include these changes in Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which the Company will file with the Securities and Exchange Commission prior to requesting acceleration of effectiveness of the Registration Statement. Amendment No. 3 will also include certain updating information.

ATLANTA  BANGKOK  BEIJING  BRUSSELS  CHARLOTTE  DALLAS  KNOXVILLE

LONDON  McLEAN  MIAMI  NEW YORK  NORFOLK  RALEIGH  RICHMOND  SINGAPORE  WASHINGTON

www.hunton.com

Securities and Exchange Commission

May 9, 2006

Please direct any further questions or comments you may have regarding this filing to the undersigned at (804) 788-8563 or David M. Carter at (404) 888-4246.

Very truly yours,

/s/ W. Lake Taylor, Jr.

W. Lake Taylor, Jr.

Enclosure

cc:     Thomas J. Dostart, Esq.

  Richard R. Grinnan, Esq.

  David M. Carter, Esq.

Exhibit A

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is Hunton & Williams LLP’s opinion regarding the material U.S. federal income and, for certain foreign persons, estate tax aspects of the exchange of outstanding notes for exchange notes and the ownership and disposition of the exchange notes. The opinion does not consider all aspects of U.S. federal income tax that may be relevant to a particular investor with respect to the exchange of outstanding notes for exchange notes and the ownership and disposition of the exchange notes. The opinion does not address the U.S. federal income tax consequences of ownership of exchange notes not held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), or the U.S. federal income tax consequences to investors subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers in securities or foreign currency;

•	tax-exempt entities;

•	banks;

•	thrifts;

•	insurance companies;

•	persons that hold the notes as part of a “straddle,” a “hedge” against currency risk or a “conversion transaction”;

•	expatriates;

•	persons that have a “functional currency” other than the U.S. dollar; and

•	pass-through entities (e.g., partnerships) or investors who hold the notes through pass-through entities.

In addition, the opinion is limited to the U.S. federal income tax consequences to initial holders that purchased the outstanding notes for cash, at their original issue price, pursuant to the initial offering and that exchange such outstanding notes for exchange notes pursuant to this exchange. It does not describe any tax consequences arising out of the tax laws of any state, local or foreign jurisdiction.

The opinion is based upon the Code, regulations of the Treasury Department, Internal Revenue Service (“IRS”) rulings and pronouncements and judicial decisions now in effect, all of which are subject to change (possibly on a retroactive basis). We have not and will not seek any rulings or opinions from the IRS regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the exchange of outstanding notes for exchange notes or the ownership or disposition of the exchange notes which are different from those discussed below.

If you are considering exchanging outstanding notes for exchange notes, we urge you to consult your tax advisor about the particular federal, state, local and foreign tax consequences of the exchange of outstanding notes for exchange notes and the ownership and disposition of the exchange notes, and the application of the U.S. federal income tax laws to your particular situation.

Receipt of Exchange Notes

The exchange of outstanding notes for exchange notes will not be a taxable exchange. As a result:

•	you will not recognize taxable gain or loss when you receive exchange notes in exchange for outstanding notes;

•	your holding period for the exchange notes will include your holding period for the outstanding notes; and

•	your basis in the exchange notes will equal your basis in the outstanding notes.